Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

#82-34714

07021101

February 5, 2007

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SUPPL

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-34714

For your information, we enclose a copy of the Company's news releases dated January 26, January 30 and February 2, 2007 and the accompanying Material Change Forms.

Yours truly,

Sabine Goetz
Investor Relations
Imperial Metals Corporation
d: 604.488.2657
e: sabinegoetz@imperialmetals.com

PROCESSED
FEB 2 0 2007
THOMSON
FINANCIAL

Encl.

#82-34714

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Raises Bid for bcMetals to C$1.70

Vancouver, BC – February 2, 2007 – Imperial Metals Corporation (TSX:III) today announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.70 per share.

The expiry time for CAT-Gold's bid has been extended. The bid is open for acceptance until 4:00pm (Pacific) on Friday, February 16, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities presently. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (9,299,894 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

February 2, 2007

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on February 2, 2007 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.70 per share.

The expiry time for CAT-Gold's bid has been extended. The bid is open for acceptance until 4:00pm (Pacific) on Friday, February 16, 2007.

Item 5. Full Description of Material Change

The Issuer announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.70 per share.

The expiry time for CAT-Gold's bid has been extended. The bid is open for acceptance until 4:00pm (Pacific) on Friday, February 16, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities presently. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (9,299,894 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated February 2, 2007.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Raises Bid for bcMetals to C$1.70

Vancouver, BC – February 2, 2007 – Imperial Metals Corporation (TSX:III) today announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.70 per share.

The expiry time for CAT-Gold's bid has been extended. The bid is open for acceptance until 4:00pm (Pacific) on Friday, February 16, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities presently. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (9,299,894 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

#82-34714

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Raises Bid for bcMetals to C$1.50

Vancouver, BC - January 30, 2007 – Imperial Metals Corporation (TSX:III) today announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.50 per share.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 12:00 midnight (Pacific time) on Friday, February 9, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities today. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (9,299,894 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

January 30, 2007

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on January 30, 2007 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.50 per share.

Item 5. Full Description of Material Change

The Issuer announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.50 per share.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 12:00 midnight (Pacific time) on Friday, February 9, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities today. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (9,299,894 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer

for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated January 30, 2007.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Raises Bid for bcMetals to C$1.50

Vancouver, BC - January 30, 2007 – Imperial Metals Corporation (TSX:III) today announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.50 per share.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 12:00 midnight (Pacific time) on Friday, February 9, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities today. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (9,299,894 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

#82-34714

Imperial Metals

NEWS RELEASE

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial Raises Bid for bcMetals to C$1.30

Vancouver, BC - January 26, 2007 – Imperial Metals Corporation (TSX:III) today announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.30 per share.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 4:00 pm (Pacific time) on Friday, February 9, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities presently. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (9,299,894 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch, President 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

Imperial Metals Corporation
Suite 200, 580 Hornby Street
Vancouver, BC
V6C 3B6

Telephone: (604) 669-8959

(the "Issuer" or "Imperial")

Item 2. Date of Material Change

January 26, 2007

Item 3. News Release

The Issuer issued a news release at Vancouver, British Columbia on January 26, 2007 through CCN Matthews and was electronically filed through SEDAR.

Item 4. Summary of Material Change

The Issuer announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.30 per share.

Item 5. Full Description of Material Change

The Issuer announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.30 per share.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 4:00 pm (Pacific time) on Friday, February 9, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities presently. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (9,299,894 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Executive Officer

For further information, contact Andre Deepwell, Chief Financial Officer of the Issuer, at (604) 669.8959.

Item 9. Date of Report

Dated January 30, 2007.

IMPERIAL METALS CORPORATION

Per:

"Andre Deepwell"
Andre Deepwell
Chief Financial Officer

Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

NEWS RELEASE

Imperial Raises Bid for bcMetals to C$1.30

Vancouver, BC - January 26, 2007 – Imperial Metals Corporation (TSX:III) today announced that it's wholly owned subsidiary, CAT-Gold Corporation, will increase its all-cash offer to acquire the outstanding common shares of bcMetals Corporation to $1.30 per share.

The expiry time for CAT-Gold's bid remains unchanged. The bid remains open for acceptance until 4:00 pm (Pacific time) on Friday, February 9, 2007. The minimum tender condition of CAT-Gold's offer remains unchanged at 50% plus one of the outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), inclusive of the common shares owned by CAT-Gold and its affiliates.

A notice of variation will be filed with applicable securities regulatory authorities and mailed to bcMetals' shareholders and holders of out-of-the-money securities presently. The price of CAT-Gold's all-cash offer to purchase the outstanding out-of-the-money securities of bcMetals remains unchanged, at $0.02 per out-of-the-money security.

CAT-Gold's bid is financially superior to the unsolicited bid for the common shares and out-of-the-money warrants of bcMetals made by Taseko Mines Limited.

Imperial and its affiliates currently hold approximately 22% (9,299,894 shares) of the issued and outstanding common shares of bcMetals, on a fully diluted basis (but assuming cancellation of all out-of-the-money securities of bcMetals), compared to Taseko's approximately 5% holding (1,918,600 shares), on a similar fully diluted basis. Accordingly, less shares are required to be tendered into CAT-Gold's bid than are required to be tendered into Taseko's bid for the minimum tendering condition to be met.

In accordance with the terms of the Support Agreement between bcMetals, CAT-Gold and Imperial, CAT-Gold and Imperial have notified bcMetals of their offer to amend the Support Agreement and the terms of CAT-Gold's offer for the common shares and out-of-the-money securities of bcMetals on the terms set out in this press release, which more than "matches" the current Taseko offer.

Investors and security holders of bcMetals are urged to read the formal offer and takeover bid circular of CAT-Gold Corporation dated January 3, 2007, and any amendments thereto when they become available, as they contain important information. A copy of the formal offer and takeover bid circular will be available on Imperial's website www.imperialmetals.com, the SEDAR website www.sedar.com, or by direct request to Imperial.

Contact: Brian Kynoch 604.488.2654; Andre Deepwell, Chief Financial Officer 604.488.2666;
// website: www.imperialmetals.com // email: info@imperialmetals.com

END